UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibits hereto, is incorporated by reference into the pre-effective amendment No. 1 to the registration statement on Form F-3 (File No. 333-285533), post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Lotus Technology Reports Unaudited Half Year 2026 Financial Results

99.2	Presentation – Unaudited Fist Half 2026 Results of Lotus Technology Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: August 27, 2026